UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

A.C. Moore Arts & Crafts, Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
00086T103

(CUSIP Number)
Glenhill Advisors, LLC
156 West 56th Street, 17th Floor
New York, NY 10019
Tel. (646) 432-0600
With a copy to:
Louis Gambino, Esq.
Cahill Gambino LLP
60 Railroad Place, Suite 202
Saratoga Springs, NY 12866
(518) 584-1991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 4, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,000,000

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,737,422

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		3,737,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,737,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

     This Amendment No. 3 amends the Schedule 13D filed June 8, 2009 (the “Schedule 13D”), as amended by Amendment No. 1 filed February 17, 2011, and Amendment No. 2 filed July 6, 2011, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund, LP (the “Reporting Persons”), with respect to the common stock, no par value (the “Common Stock”), of A.C. Moore Arts & Crafts, Inc. (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is supplemented as follows:
     The names of the persons filing this statement are Glenhill Advisors, LLC, a Delaware limited liability company, Glenn J. Krevlin, a citizen of the United States, Glenhill Capital Management, LLC, a Delaware limited liability company, and Glenhill Capital Overseas Master Fund LP, a Cayman Islands Exempted Limited Partnership (each, a “Reporting Person”).
     Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital Overseas Master Fund, LP is engaged in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of Krevlin Management, Inc., the managing member of Glenhill Capital Advisors, LLC, the investment manager of Glenhill Capital Overseas Master Fund, LP, a security holder of the Company. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Company, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP, a security holder of the Company.
     The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 156 West 56th Street, 17th Floor, New York, NY 10019.
     During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is supplemented as follows:
     The responses of the Reporting Persons to Row (4) of the cover pages of this Amendment No. 3 are incorporated herein by reference. On October 4, 2011, Glenhill Concentrated Long Master Fund, LLC sold an aggregate of 57,534 shares of Common Stock and the total consideration received from such sales, net of any commissions and related fees, is approximately $88,312.97. On October 4, 2011, Glenhill Capital Overseas Master Fund, LP sold an aggregate of 942,466 shares of Common Stock and the total consideration received from such sales, net of any commissions and related fees, is approximately $1,446,657.25.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is supplemented as follows:
     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

     On October 4, 2011, Glenhill Concentrated Long Master Fund, LLC sold an aggregate of 57,534 shares of Common Stock and Glenhill Capital Overseas Master Fund, LP sold an aggregate of 942,466 shares of Common Stock.
     As of the close of business on October 4, 2011, Glenn J. Krevlin, Glenhill Advisors, LLC and Glenhill Capital Management LLC may be deemed to be the beneficial owners of an aggregate of 4,000,000 shares of Common Stock. Such shares constitute approximately 15.7% of the issued and outstanding shares of the Common Stock (based upon the 25,485,487 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 3, 2011).
     As of the close of business on October 4, 2011, Glenhill Capital Overseas Master Fund LP may be deemed to be the beneficial owner of an aggregate of 3,737,422 shares of Common Stock. Such shares constitute approximately 14.7% of the issued and outstanding shares of the Common Stock (based upon the 25,485,487 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 3, 2011).
     As of the close of business on October 4, 2011, Glenhill Concentrated Long Master Fund, LLC may be deemed to be the beneficial owner of an aggregate of 262,578 shares of Common Stock. Such shares constitute less than 5% of the issued and outstanding shares of the Common Stock (based upon the 25,485,487 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on August 3, 2011).
     (b) Each of Glenn J. Krevlin and Glenhill Advisors has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.
     Each of Glenhill Capital Management, LLC, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Long Master Fund, LLC has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above. Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin, as well as Glenhill Capital Advisors, LLC.
     (c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

	Trade			Average
Entity	Date	Activity	Quantity	Price
Glenhill Concentrated Long Master Fund, LLC	10/4/11	SELL	(57,534)	$1.55
Glenhill Capital Overseas Master Fund, LP	10/4/11	SELL	(942,466)	$1.55

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
DATE: October 6, 2011

GLENHILL ADVISORS, LLC

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By:	GLENHILL CAPITAL OVERSEAS GP, LTD
General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member